                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ______________

                                   FORM S-2/A
                               (Amendment No. 2)

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 ______________

                              MORGAN BEAUMONT, INC.
             (Exact Name of Registrant as Specified in Its Charter)


                NEVADA                                       65-1071956
   (State or other jurisdiction of                       (I.R.S. Employer
    incorporation or organization)                      Identification No.)


                              6015 31ST STREET EAST
                               BRADENTON, FL 34203
                                 (941) 753-2875
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                 ______________

                            Laughlin Associates, Inc.
                              2533 N. Carson Street
                            Carson City, Nevada 89706
                                 (775) 883-8484
            (Name, Address, Including Zip Code, And Telephone Number,
                   Including Area Code, of Agent For Service)

                                 ______________

                                   Copies to:
                              Patrick R. Boyd, P.C.
                                Boyd & Chang, LLP
                            19900 MacArthur Boulevard
                                    Suite 660
                            Irvine, California 92612
                              (949) 851-9800 (Tel)
                              (949) 851-0159 (Fax)

                                 ______________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [x]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                 ______________

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                                                    PROPOSED
                                                                 PROPOSED            MAXIMUM
                                                                 MAXIMUM            AGGREGATE         AMOUNT OF
        TITLE OF SHARES                  AMOUNT TO            OFFERING PRICE        OFFERING         REGISTRATION
       TO BE REGISTERED              BE REGISTERED(1)          PER SHARE(2)        PRICE(2)(3)          FEE(3)
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value           7,125,000                $1.14            $8,122,500          $956.02
   per share
====================================================================================================================

(1) Pursuant to Rule 416 under the Securities Act of 1933, we are also registering such indeterminate number of shares of common stock as may be issued pursuant to the anti-dilution provisions of our Series B Convertible Preferred Stock.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the OTC Bulletin Board on February 10, 2005.

(3) Calculated pursuant to Rule 457(c) based on an estimate of the proposed maximum aggregate offering price.

WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), SHALL DETERMINE.

================================================================================



WE HEREBY AMEND THIS REGISTRATION STATEMENT DUE TO OUR EDGAR FILING AGENT ERRONEOUSLY FILING AN INCORRECT VERSION OF AMENDMENT NO. 1 TO OUR
REGISTRATION STATEMENT.

               FOREPART OF THE REGISTRATION STATEMENT AND OUTSIDE
                        FRONT COVER PAGE OF PROSPECTUS.

This prospectus is not an offer to sell these securities and neither we nor the selling stockholders named in this prospectus are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                   PROSPECTUS
                                  May 23, 2005

                             [SUBJECT TO COMPLETION]

                              MORGAN BEAUMONT, INC.

                                7,125,000 SHARES
                                       OF
                                  COMMON STOCK

This prospectus relates to the resale by the selling stockholders listed in this prospectus of up to 7,125,000 shares of our common stock we previously issued in a private placement. The selling shareholders paid only $0.20 per share for the shares they now intend to sell pursuant to this prospectus. The price for the shares was set at a time when our shares were trading at one of the lowest price points since we became a public company. The low sale price per share resulted in a large number of shares being sold. The registration of an additional 7,125,000 shares will result in an additional approximately 25% of shares in the public market. This influx of shares may have a material adverse effect on our share price.

Our common stock is quoted on the OTC Bulletin Board, under the symbol "MBEU". On May 20, 2005, the last reported sale price for our common stock was $0.81, per share. You are urged to obtain current market quotations for our common stock. The selling stockholders may offer their shares of common stock from time to time in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods, at market prices prevailing at the time, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may engage brokers or dealers who may receive commissions or discounts from selling stockholders. Any broker-dealer acquiring the common stock from the selling stockholders may sell these securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See Plan of Distribution on page 23. We will bear all of the fees and expenses in registering the shares offered by this prospectus.

--------------------------------------------------------------------------------
Investing in our common stock involves a high degree of risk. You should carefully consider the Risk Factors beginning on page 11 of this prospectus.
--------------------------------------------------------------------------------

                                                        Per Share       Total
                                                        ---------       -----

Public offering price (Estimate)                        $   1.00      $7,125,000
Proceeds to the Company                                 $   0.00      $     0.00
Proceeds to the selling shareholders                    $   1.00      $7,125,000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. THE PRICE PER SHARE SET FORTH ABOVE IS ONLY AN ESTIMATED PRICE BASED UPON THE PRICE OF OUR SHARES AT THE TIME OF FILING OF THIS PROSPECTUS. ACTUAL OFFERING PRICES ARE DISCUSSED IN OUR PLAN OF DISTRIBUTION.

                  The date of this prospectus is May 23, 2005.
                  --------------------------------------------

            INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF PROSPECTUS.

This prospectus is accompanied by our annual report on Form 10-KSB for the fiscal period ended September 30, 2004, as amended on Form 10KSB/A and our quarterly reports on Form 10-QSB for the fiscal quarters ended December 31, 2004 and March 31, 2005, as well as reports filed on Form 8-K since the date of our annual report.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. In this prospectus, the terms "we", "us", "our", "MBI", "Morgan", "Morgan Beaumont", and the "Company" mean Morgan Beaumont, Inc. unless otherwise indicated. All dollar amounts in this annual report are in U.S. dollars unless otherwise stated.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY                                                             7
THE OFFERING                                                                   8
SUMMARY OF FINANCIAL DATA                                                      9
RISK FACTORS                                                                  11
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                             19
USE OF PROCEEDS                                                               20
DETERMINATION OF OFFERING PRICE                                               20
DILUTION                                                                      20
SELLING STOCKHOLDERS                                                          21
PLAN OF DISTRIBUTION                                                          23
DESCRIPTION OF SECURITIES                                                     25
REGISTRATION RIGHTS                                                           26
LEGAL MATTERS                                                                 26
EXPERTS                                                                       26
WHERE YOU CAN FIND MORE INFORMATION                                           27
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                               27
DOCUMENTS DELIVERED WITH THIS PROSPECTUS                                      27
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
         FOR SECURITIES ACT LIABILITIES                                       28

    SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES.

                               PROSPECTUS SUMMARY
                               ------------------

THIS SUMMARY HIGHLIGHTS IMPORTANT FEATURES OF THIS OFFERING AND INFORMATION INCLUDED OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" BEGINNING ON PAGE 11 AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

AN INVESTMENT IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. WE ARE AND HAVE BEEN FOR AN EXTENDED PERIOD, A DEVELOPMENT STAGE COMPANY. WE LACK SIGNIFICANT OPERATIONS OR PROFITABLE ACTIVITIES. WE HAVE A HISTORY OF LOSSES AND WE EXPECT TO CONTINUE TO INCUR SIGNIFICANT LOSSES FOR THE FORESEEABLE FUTURE. WE HAVE ACCUMULATED DEFICIT OF $4,643,836 FROM INCEPTION THROUGH THE QUARTER ENDED MARCH 31, 2005 AND WE EXPECT THAT DEFICIT TO CONTINUE TO GROW FOR THE FORESEEABLE FUTURE. OUR ACCOUNTANTS HAVE EXPRESSED THE OPINION THAT WE WILL NOT BE ABLE TO CONTINUE AS A GOING CONCERN WITHOUT CONTINUED THIRD PARTY FINANCING. THIS MEANS THAT IN THE OPINION OF OUR ACCOUNTANTS, WE WILL GO OUT OF BUSINESS AND OUR STOCK WILL BE WORTHLESS, UNLESS WE CONTINUE TO RECEIVE OUTSIDE FUNDING. THAT FUNDING IS NOT GUARANTEED AND MAY BE IMPOSSIBLE FOR US TO OBTAIN.

MORGAN BEAUMONT, INC.

We provide debit cards and provide related software services for the processing of debit card transactions. We market our own debit cards that can be used and reloaded at an increasing number of locations and we privately label debit cards for others. We developed the software necessary for our debit cards to be loaded at numerous financial institutions utilizing otherwise incompatible operating systems. Our software allows banks, financial services companies and retailers to communicate debit card transactions. We give the software away for free, but charge the card user utilizing our software a use fee each time a transaction is processed.

Our primary products and services include re-loadable and non-re-loadable debit cards for the sub-prime credit market. We have an interactive voice response activation system for automated activation of cards and customer relationship management technology that we believe separates us from most debit card issuers. We also developed our networking software that supports a network to allow cash to be loaded on to cards, which we have branded the "SIRE" Network. We have been providing these debit cards to consumers in the sub-prime credit market sector since September 2002.

We generate income from the sale of our two primary debit cards, our "Morgan Beaumont Money Card" and our "Morgan Beaumont Stored Value MasterCard." Card users pay us to acquire the cards, pay us a monthly maintenance fee associated with keeping cards active and pay us a transaction fee each time they use their card. We also generate fee based income through the SIRE Network when consumers load cash into their card account so the card can be used for day to day purchases. We are also developing "hosting" programs to businesses that wish to utilize its technology without purchasing or licensing the technology. We have recently purchased a telephone switch and intend to immediately begin marketing prepaid phone cards utilizing our new equipment.

RECENT HISTORY OF LOSSES, ACCUMULATED DEFICIT AND ANTICIPATION OF FUTURE LOSSES

We have incurred significant losses since our inception, and we expect to have ongoing requirements for additional capital investment to implement our business plan. In addition, our ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which it operates. We suffered recurring losses from operations including a net loss of $1,031,335 for the nine months ended September 30, 2004. Operating expenses for the nine months ended September 30, 2004, including non cash items of $92,677, were $1,029,125. As of March 31, 2005, we had an accumulated deficit of $4,643,836. We have not achieved profitability in any quarterly or annual period since inception and we expect to continue to incur net losses for the foreseeable future. Although revenues have grown in certain recent quarters, we cannot be certain that we will be able to sustain these growth rates or that we will obtain sufficient revenues to achieve profitability. Even if we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. We expect that costs and expenses will continue to increase in future periods, which could negatively affect future operating results.

COMPETITION

The markets for the financial products and services offered by us are intensely competitive. We compete with a variety of companies in various segments of the financial service industry and its competitors vary in size, scope and breadth of products and services they offer. Certain segments of the financial services industry tend to be highly fragmented, with numerous companies competing for market share. Highly fragmented segments currently include financial account processing, customer relationship management solutions, electronic funds transfer and card solutions. We face a number of competitors in the debit card and payment market. We also face competition from in-house technology departments of existing and potential clients who may develop their own product offerings.

We were incorporated in Nevada in May 26, 2000. Our headquarters is currently located at 6015 31st Street East, Bradenton, Florida 34203 and our telephone number is (941) 753-2875. Our Website address is www.morganbeaumont.com. The information on our Website is not part of this prospectus.

This prospectus contains trademarks and trade names of other companies.

                                  THE OFFERING
                                  ------------

Common stock offered by the selling shareholders....... 7,125,000
Common stock to be outstanding after the offering...... 47,150,017
Use of proceeds........................................ The Proceeds will not go to us.
Market Symbol.......................................... MBEU.OB
Risk Factors........................................... See page 11 for a discussion of risks and
                                                        uncertainties facing our
                                                        business and the shares.

This offering relates to the offer and sale of 7,125,000 shares of our common stock by the selling stockholders identified in this prospectus. The selling stockholders will determine when they will sell their shares. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

The shares offered by the selling stockholders are already issued and outstanding and the resale of these shares by the selling shareholders will not affect the total number of outstanding shares. As of the date of this prospectus, we have 47,150,017 shares outstanding.

                             SUMMARY FINANCIAL DATA
                             ----------------------

The following table summarizes the financial data for our business. You should read this information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes incorporated in this prospectus by reference to certain documents it has previously filed with the Securities and Exchange Commission.

--------------------------------------------------------------------------------

                                                                                                        For the         For the
                                    For the         For the          For the          For the         nine months       quarter
                                   year ended      year ended       year ended       year ended         ended            ended
                                  December 31,    December 31,     December 31,     December 31,     September 30,    December 31,
                                    2000 (1)          2001             2002             2003             2004             2004
                                  ------------    ------------     ------------     ------------     ------------     ------------
STATEMENT OF
   OPERATIONS DATA:

Revenue (net of returns and
  allowances)                     $         --    $     49,463     $    128,608     $    355,872     $     58,602     $     41,200

Cost of goods sold                          --          43,088           53,322          186,245           35,833           17,734

                                  ------------    ------------     ------------     ------------     ------------     ------------
Gross Profit                                --           6,375           75,286          169,627           22,769           23,466
                                  ------------    ------------     ------------     ------------     ------------     ------------

Other operating expenses:
  Research and Development                  --          25,801           20,800          216,200           73,600           50,453
  Selling, general and
    administrative                          --         197,556          506,132          902,553          955,525          887,807
                                  ------------    ------------     ------------     ------------     ------------     ------------
Total other operating                       --         223,357          526,932        1,118,753        1,029,125          938,260

                                  ------------    ------------     ------------     ------------     ------------     ------------
Loss from operations                        --        (216,982)        (449,946)        (949,126)      (1,006,356)        (914,794)

Gain/(loss) from litigation                 --              --               --               --          (56,000)          60,000
Interest income                             --              --               --               --           36,211            5,491
Interest expense                            --              --           (1,700)          (5,848)          (5,190)              --
                                  ------------    ------------     ------------     ------------     ------------     ------------
Net Loss                          $         --    $   (216,982)    $   (451,646)    $   (954,974)    $ (1,031,335)    $   (849,303)
                                  ============    ============     ============     ============     ============     ============

Net loss per common share
  - basic and diluted             $         --    $       (.09)    $       (.07)    $       (.13)    $       (.08)    $       (.02)

Weighted average common shares
outstanding basic and diluted               --       2,404,061        6,316,139        7,216,359       12.697,400       41,961,158

(1) We first began operations in 2001.


                               December 31,    December 31,     December 31,     December 31,    September 30,     December 31,
                                  2000            2001             2002             2003             2004             2004
BALANCE SHEET DATA:            -----------     -----------      -----------      -----------      -----------      -----------
Cash, cash equivalents and
   marketable securities       $        --     $     1,168      $    22,086      $    22,111      $   121,832      $ 1,598,964
Working capital                         --         (89,282)        (119,527)        (257,299)         333,254        1,719,007
Long term debt                          --              --               --               --               --               --
Total assets                            --           1,168          179,044          199,747          920,034        2,124,282
Total liabilities                       --          90,450          217,001          312,710          444,846          265,165
Preferred stock                         --              --               --               --               --               --
Warrants to acquire
   preferred stock                      --              --               --               --               --               --
Accumulated deficit                     --        (216,982)        (668,628)      (1,623,602)      (2,654,937)      (3,504,240)
Stockholders'
   equity/(deficit)            $        --     $   (89,282)     $   (37,957)     $  (112,963)     $   475,188      $ 1,859,117
Dividends--None

                                  RISK FACTORS
                                  ------------

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE PURCHASING OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD FALL, AND YOU COULD LOSE MUCH IF NOT ALL OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

An investment in our stock involves a high degree of risk. Investors considering investing in us should carefully consider the risks described below and other risks inherent in doing business before investing in our common stock. If any of the following risks or other risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of its common stock could decline due to any of these or other risks.

                          RISKS RELATED TO OUR BUSINESS
                          -----------------------------

WE SOLD OUR SHARES TO THE SELLING SHAREHOLDERS AT A MUCH LOWER PRICE.

The selling shareholders paid only $0.20 per share for the shares they now intend to sell pursuant to this prospectus. The price for the shares was set at a time when our shares were trading at one of the lowest price points since we became a public company. The low sale price per share resulted in a large number of shares being sold. The registration of an additional 7,125,000 shares will result in an additional approximately 25% of shares in the public market. This influx of shares may have a material adverse effect on our share price.

MOST STATES REQUIRE US TO UNDERGO A DIFFICULT AND COSTLY PROCESS OF OBTAINING LICENSES TO LOAD OUR STORED VALUE CARDS.

Approximately 40 states have established some form of law or regulation governing entities taking or loading money on cards or processing such transactions. We have engaged counsel to contact the authorities of each state in which we conduct business to determine our compliance needs. In the interim, we intend to continue to rely upon the licenses of its affiliated banks. Some states may require us to obtain our own license to conduct money loading operations. This may mean that in order for us to be able to conduct our card loading operations in certain jurisdictions, we could be required to apply for and obtain licenses in nearly every state in which we load money on to cards. We may have to post bonds to operate in those states and pay filing fee's which range from $1,000 to $100,000 per state. We may also have to qualify to do business in each such state and thereafter file tax returns and be subject to service of process in each state. In the best case scenario it will take at least 9 months to obtain all of the necessary licenses. We do not presently know if we will be able to obtain all of the licenses we need to fulfill existing and proposed contracts. We also do not know if we would be able to obtain the funding necessary to purchase the approximately $6,000,000 in bonds necessary to secure all of the licenses. In most states we will have to obtain the bonds prior to applying for the license.

OUR POINT OF PURCHASE OPERATORS MAY SUBJECT US TO LIABILITY IF THEY FAIL TO FOLLOW APPLICABLE LAWS.

As part of our license requirements, we may be required to have agency agreements with each of our load centers. Among other things the agreements will require them to comply with the Patriot Act and anti-money laundering laws. While we do not intend to be responsible for their actions, we could be subject to state or federal actions against us if our load center agents violate or are accused of violating the law. Such actions could compromise our credibility with our customers, issuing banks and state regulators, generally making it harder for us to do business. It could also cost us a great deal of money to investigate, defend and resolve such matters. We cannot be sure that we could afford such actions and be able to continue in business.

OTHER STATES MAY ADOPT EVEN MORE STRINGENT LICENSING RULES AND REGULATIONS.

We anticipate that many of those states that many of those states will later adopt regulations or laws with which we will be required to comply. There were over one hundred stored value bills introduced in state legislatures in the first half of 2004 alone. We expect regulation of this industry to only increase and become more complicated. Regulatory and tax intensive states such as California will likely adopt a typically complex and heavily regulated scheme. The lack of license requirements in states such as California is more likely a result of their legislature's inability to function effectively rather than the lack of desire to tax and regulate. It may be even more costly or difficult for us to comply with the new state regimes and more stringent rules and regulations adopted by state and federal government agencies. These regulatory structures could prove too expensive or complicated for us to comply with on a cost effective basis or at all.

OUR BUSINESS DRAWS PARTICULAR REGULATORY SCRUTINY BECAUSE IT IS EASILY AND FREQUENTLY ABUSED.

Stored Value Cards such as the ones that we issue and especially those which can be loaded and reloaded at multiple non-banking locations have recently caught the attention of state and federal law enforcement. Agencies from the DEA and FBI to Homeland Security have documented the use of such cards by drug dealers, terrorists and money launderers who desire the anonymous storage and transfer of money. These agencies are promoting further regulation of the industry and scrutiny of its customers. While we already have monitoring and security measures in place to detect abuse of our systems, we expect an increase in the level of scrutiny required of us as state and federal agencies detect new areas and methods of abuse.

OUR BUSINESS IS SUBJECT TO ALL OF THE RISK INHERENT IN A NEW ENTERPRISE.

Our business is subject to all of the risks inherent in a new enterprise, including the absence of a profitable operating history and expenses of new product development for our prepaid and stored value card products. Also, future growth will require significant expenditures for expansion, marketing, research and development as we expand our offering of stored value products and catalog shopping cards. Traditional sources of funding from lending institutions will likely not be available to us. These expenses must either be paid out of future earnings or future offerings of equity or debt instruments. The availability of funds from either of these sources cannot be assured.

WE HAVE A LIMITED OPERATING HISTORY IN A NEW AND RAPIDLY CHANGING INDUSTRY.

We began our current business operations in 2001. Accordingly, we have only a limited operating history on which an evaluation of our prospects can be made. Such prospects must be considered in light of the substantial risks, expenses and difficulties encountered by new entrants into the sub-prime credit industry. Significant on-going risks include our ability to:

         o        expand our subscriber base and increase subscriber revenues;
         o        compete favorably in a highly competitive market;
         o        access sufficient capital to support our growth;
         o        recruit, train and retain qualified employees;
         o        introduce new products and services; and
         o        upgrade network systems and infrastructures.

We cannot be certain that we will successfully address any of these risks. In addition, our business is subject to competition and general economic conditions, which may not be favorable for our business in the future.

WE WILL BE IN COMPETITION WITH A NUMBER OF OTHER COMPANIES, MOST OF WHICH ARE BETTER FINANCED THAN US.

The dominant player in the prepaid stored value industry is Next Estate Communications, a leading provider of stored value cards. Next Estate has received venture funding from numerous companies and currently claims to sell products in over 35,000 retail stores nationally. We believe Next Estate has substantially completed its license and bonding requirements in all the states in which it does business. NetSpend Corporation, also a leader within prepaid stored value platforms, offering a turnkey, retail based stored value solution to the check cashing industry. NetSpend has received venture funding from several technology and banking firms. ITC Financial Services specializes in electronic payment solutions for various business pursuits, primarily focusing on retail based stored value and payroll products. It is believed to be funded with an initial equity infusion of $54 million dollars in September 2003. WildCard Systems is another stored value provider with an established track record as the originator of Visa Buxx, financed by GE Technology Finance and other private equity stakeholders. Each of these companies has a longer operating history and is better financed than our company. We have no such institutional backing. There is no assurance that as a startup company, we will be able to compete successfully with these other entities or that we will be able to capture a significant segment of the market share from these competitors.

WE HAVE NOT BEEN PROFITABLE AND EXPECT FUTURE LOSSES.

We have suffered recurring losses from operations including a net loss of $1,031,335 for the nine months ended September 30, 2004. Operating expenses for the nine months ended September 30, 2004, including non cash items of $92,677, were $1,029,125. We have not achieved profitability in any quarterly or annual period since inception and we expect to continue to incur net losses for the foreseeable future. Although revenues have grown in certain recent quarters, we cannot be certain that we will be able to sustain these growth rates or that we will obtain sufficient revenues to achieve profitability. Even if we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. We expect that costs and expenses will continue to increase in future periods, which could negatively affect future operating results.

WE COULD BE REQUIRED TO CUT BACK OR STOP OUR OPERATIONS IF WE LATER NEED MONEY BUT ARE UNABLE TO OBTAIN NEEDED FUNDING.

We may need to raise additional capital to expand our business or in connection with upgrading our facilities or to provide capital to fulfill contracts. Should we be unsuccessful in our efforts to raise capital, we will be required to curtail our expansion plans or we may be required to cut back or stop operations. There can be no assurance that we will raise additional capital or generate funds from operations sufficient to meet our obligations and planned requirements. As with our November 2004 private sale of securities, we might have to sell shares at a time when our stock price is unusually low. In such an event, our shareholders could experience substantial dilution. Such a sale could also trigger the price based anti-dilution provisions extended to the selling stockholders.

THE LOSS OF KEY PERSONNEL COULD WEAKEN OUR TECHNICAL AND OPERATIONAL EXPERTISE, DELAY ENTRY INTO NEW MARKETS AND LOWER THE QUALITY OF OUR SERVICES.

Our success depends on the continued efforts of our senior management team and our technical, marketing and sales personnel. We also believe that to be successful, we must hire and retain highly qualified personnel. Competition in the recruitment of highly qualified personnel in the credit industry and technical development field is intense. Hiring employees with the skills and attributes required to carry out our strategy can be time consuming. We may not be able to retain or successfully integrate existing personnel or identify and hire additional qualified personnel. If we lose the services of key personnel or are unable to attract additional qualified personnel, our business could be materially and adversely affected. We do not have key-man life insurance policies on any of our personnel.

SECURITY AND PRIVACY BREACHES OF OUR ELECTRONIC TRANSACTIONS MAY DAMAGE CUSTOMER RELATIONS AND INHIBIT OUR GROWTH.

Any failures in our security and privacy measures could have a material adverse effect on our business, financial condition and results of operations. We electronically transfer large sums of money and store personal information about consumers, including bank account and credit card information, social security numbers and merchant account numbers. If we are unable to protect or consumers perceive we are unable to protect, the security and privacy of our electronic transactions, our growth and the growth of the electronic commerce market in general could be materially adversely affected. A security or privacy breach may:

         o        cause us embarrassing and damaging disclosure obligations;
         o        cause our customers to lose confidence in our services;

         o        deter consumers from using our services;
         o        harm our reputation; or expose us to liability;
         o        increase our expenses from potential remediation costs; and
         o decrease market acceptance of electronic commerce transactions.

While our management believes that we have utilized proven applications designed for premium data security and integrity to process electronic transactions, there can be no assurance that our use of these applications will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential subscribers.

THE MARKET FOR ELECTRONIC COMMERCE SERVICES IS EVOLVING AND MAY NOT CONTINUE TO DEVELOP OR GROW RAPIDLY ENOUGH FOR OUR BUSINESS.

If the number of electronic commerce transactions does not continue to grow or if consumers or businesses do not continue as projected to adopt our products and services, it could have a material adverse effect on our business, financial condition and results of operations. We believe future growth in the electronic commerce market will be driven by the cost, ease-of-use and quality of products and services offered to consumers and businesses. In order for us to successfully develop, consumers and businesses must continue to adopt our products and services.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGE OR CHANGES IN THE INDUSTRY STANDARDS, OUR PRODUCTS AND SERVICES COULD BECOME OBSOLETE AND WE COULD LOSE OUR EXISTING AND FUTURE CUSTOMERS.

If our competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, proprietary technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The electronic commerce industry is changing rapidly. To remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies.

CHANGES IN BANKING REGULATIONS COULD HURT OUR BUSINESS.

We have designed our systems and card programs to comply and work in association with applicable banking rules and regulations. A change of those rules and regulations could require us to dramatically alter our software programs, the hardware upon which we operate and our implementation and operation of debit cards and stored value cards. Such changes could be costly or impractical and we may not be able to modify our operations and technology to comply with dramatic changes in banking regulations.

CHANGES IN THE PATRIOT ACT COULD IMPEDE OUR ABILITY TO CIRCULATE CARDS THAT CAN BE EASILY LOADED OR ISSUED.

Our current screening process is designed to comply with the Patriot Act requirements that financial institutions know their cardholders. If the Patriot Act or subsequent legislation increases the level of scrutiny that we or our affiliated banks or the load or point of purchase locations are required to adopt to know their customers, it may be costly or impractical for us to continue to profitably issue and load cards for our customers or even comply with new regulations.

IF MAJOR BANKS BEGIN TO TARGET THE SUB-PRIME MARKET, IT WILL CREATE SUBSTANTIAL COMPETITION FOR US AND OUR PRODUCTS AND SERVICES.

We operate among major financial institutions, providing products and services designed to service the sub-prime credit market. Large and small banks alike have traditionally not sought the typically unprofitable and undesirable sub-prime market. This allows the symbiotic relationship between us and banks, where the banks get access to the cumulative deposits of the cardholders, without the trouble of administering thousands of very small individual accounts of less reliable depositors. If banks decide to directly target the sub-prime market before we are able to establish a strong foothold, we will not be able to compete with established banks which have substantially greater resources.

CREDIT CARD FRAUD OR COMPUTER HACKING COULD SUBSTANTIALLY HARM US AND OUR OPERATORS.

As with any technology company, we are always at risk of computer fraud, hacking or other electronic crime. While we believe that we have adopted substantial systems to recognize and prevent computer fraud and hacking, the relentlessness of hackers means no system is yet absolutely secure. Due to our limited financial resources, any substantial computer crime and particularly an electronic embezzlement, would adversely affect our ability to continue as a going concern.

INTERNAL PROCESSING ERRORS COULD RESULT IF WE FAIL TO APPROPRIATELY DEDUCT TRANSACTIONS FROM CUSTOMER ACCOUNTS.

In the event of a system failure that goes undetected for a substantial period of time, we could allow transactions on blocked accounts, false authorizations, fail to deduct charges from accounts or fail to detect systematic fraud or abuse. Errors or failures of this nature could immediately adversely impact us, our credibility and our financial standing.

A CHANGE IN LICENSING LAWS COULD IMPAIR OUR ABILITY TO MOVE MONEY OVER BANKING NETWORKS.

We are dependent upon the use of electronic banking networks owned by major financial services institutions and major banks to load money on the cards and record deductions against cardholders' accounts. If we lose access to such networks by virtue of contract issues or changes in the laws or regulations governing their use, we could render our products useless.

REQUIREMENTS TO MAINTAIN HIGHER RESERVE ACCOUNTS COULD IMPAIR OUR GROWTH AND PROFITABILITY.

We are required to maintain reserve deposit accounts with the financial institutions serving the cardholders. If we are required to deposit higher than normal reserves with the financial institutions, it could have a material impact on our cash available for operations and impede our expansion of business.

IF WE WERE TO LOSE OUR THIRD PARTY PROCESSOR LICENSE FROM MASTERCARD OR VISA, THE LOSS WOULD SUBSTANTIALLY INTERFERE WITH OUR ABILITY TO TRANSACT BUSINESS.

We obtain our access to the network of financial institutions and linked ATM's and point of sale systems through an arrangement among banks and MasterCard and Visa, as a third party provider. Our MasterCard and Visa relationship allow us to come with a package of other networks such as Star(TM) and Plus(TM) and Interlink(TM) and Cirrus(TM) and similar networks. If we lose our third party provider licenses with both MasterCard and Visa, we would be forced to separately negotiate access to each of the individual networks. Any down time associated with the loss of access in the networks could render our systems and cards as issued useless. Even if we were then able to negotiate third party processor agreements with the individual networks, we might not be able to do so in time to preserve our business name and customer relationships. Thus, the loss of third party processor relationships with both Visa and MasterCard could put us out of business.

                        RISKS RELATED TO OUR COMMON STOCK
                        ---------------------------------

INVESTORS IN OUR COMMON STOCK COULD EXPERIENCE SUBSTANTIAL DILUTION UPON EXERCISE OF OUR OUTSTANDING OPTIONS.

We currently have outstanding options to purchase 11,915,000 shares of our common stock, of which 5,681,668 were vested as of May 1, 2005, and the balance of which will vest over the next 30 months. These options are held by our directors, management, financial consultants and employees. Exercise of all of these options would result in the issuance of common stock which would represent approximately 25% of the shares now outstanding.

OUR SHARES CONTINUE TO BE DESIGNATED AS PENNY STOCK.

Our shares are presently designated as "penny stock" and thus may be more illiquid than shares traded on a major exchange. The SEC has adopted rules (Rules 15g-2 through l5g-6 of the Securities Exchange Act of 1934) which regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are any non-NASDAQ equity securities with a price of less than $5.00, subject to certain exceptions. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customers account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules. Since our securities will be subject to the penny stock rules, investors in the shares may find it more difficult to sell their shares. The market liquidity for the shares could be severely and adversely affected by limiting the ability of broker-dealers to sell the shares and the ability of purchasers in this offering to sell their stock in any secondary market.

OUR BOARD OF DIRECTORS CAN, WITHOUT STOCKHOLDER APPROVAL, CAUSE PREFERRED STOCK TO BE ISSUED ON TERMS THAT ADVERSELY AFFECT COMMON STOCKHOLDERS.

Under our articles of incorporation, our board of directors is authorized to issue up to 25,000,000 shares of preferred stock, none of which are issued and outstanding as of the date of this prospectus, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. If the board causes any additional preferred stock to be issued, the rights of the holders of our common stock could be adversely affected. Our board's ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Preferred shares issued by the board of directors could include voting rights, or even super voting rights, which could shift the ability to control our company to the holders of the preferred stock. Preferred shares could also have conversion rights into shares of common stock at a discount to the market price of the common stock which could negatively affect the market for our common stock. In addition, preferred shares would have preference in the event of liquidation of the corporation, which means that the holders of preferred shares would be entitled to receive the net assets of the corporation distributed in liquidation before the common stock holders receive any distribution of the liquidated assets. We have no current plans to issue any shares of preferred stock, but this could change at any time in the future.

OUR QUARTERLY REVENUES, OPERATING RESULTS AND PROFITABILITY WILL VARY FROM QUARTER TO QUARTER, WHICH MAY RESULT IN VOLATILITY IN OUR STOCK PRICE.

Our quarterly revenues and operating results have varied in the past and are likely to continue to vary significantly from quarter to quarter. This may lead to volatility in our stock price. These fluctuations are due to several factors relating to the sale of our products, including:

         o        the timing of our sales transactions;
         o        unpredictable sales cycles;
         o the timing of introduction and market acceptance of new products or product enhancements by us or our competitors;
         o        changes in our operating expenses;
         o        product quality problems; and
         o personnel changes and fluctuations in economic and financial market conditions.

We believe that period-to-period comparisons of our results of operations are not necessarily meaningful. There can be no assurance that future revenues and results of operations will not vary substantially. It is also possible that in future quarters our results of operations will be below the expectations of investors, analysts or our announced guidance, if any. In any such case, the price of our common stock could be materially adversely affected.

WE HAVE NOT PAID, AND DO NOT INTEND TO PAY, DIVIDENDS AND THEREFORE, UNLESS OUR COMMON STOCK APPRECIATES IN VALUE, OUR INVESTORS MAY NOT BENEFIT FROM HOLDING OUR COMMON STOCK.

We have not paid any cash dividends since inception. We do not anticipate paying any cash dividends in the foreseeable future. As a result, our investors will not be able to benefit from owning our common stock unless the market price of our common stock becomes greater than the price paid for the stock by these investors.

THE MARKET FOR OUR SHARES IS VOLATILE.

The over-the-counter market for securities, such as ours, is quite volatile. We have experienced extreme price and volume fluctuations during certain periods. We also believe that the price of our shares has been affected by short sales by unknown groups and by the involuntary listing of our shares in the unregulated Berlin Stock Exchange and the Frankfurt stock Exchange. Those exchanges are known to permit "naked shorts" and create an environment for the speculation in shares that is not permitted under US Law. Our shares have also experienced a significant increase in price since October 1, 2004. This rapid price increase coupled with the additional shares offered by this prospectus could encourage or trigger shorting of our shares by market makers. These factors and trends in the stored value industry, and the investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock, if a public trading market should develop in the future.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
                -------------------------------------------------

Some of the statements under the "Prospectus Summary," "Risk Factors," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "intend," "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS.

We are registering 7,125,000 shares for sale by the selling shareholders. We will receive no proceeds from the sale of the selling stockholder's shares.

                        DETERMINATION OF OFFERING PRICE.

The selling stockholders will sell at a price based on the prevailing market prices or privately negotiated prices quoted on the Over the Counter ("OTC") Bulletin Board. The price will be determined at the time of sale by the Selling Shareholders based upon the price bid by prospective purchasers of the shares in the open market or by prices arbitrarily set by the Selling Shareholders, which are met by buyers.

                               Market Information
                               ------------------

Our shares are currently trading on the OTC Bulletin Board under the stock symbol MBEU.OB. Formerly our shares traded under the symbol AGBM from May 16, 2002 through March 22, 2004 and PAEY from March 23, 2004, until we began trading as MBEU on August 9, 2004 as a result of the merger between Pan American and Morgan Beaumont. The high and the low prices for our shares for each quarter of its last two fiscal years:

FISCAL QUARTER ENDED                                        HIGH           LOW

August 31, 2004                                             $0.52         $0.42
September 30, 2004                                          $0.44         $0.34
December 31, 2004                                           $0.93         $0.87
March 31, 2005                                              $0.74         $0.55

The source of the high and low bid price information is the OTC Bulletin Board. The market quotations provided reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. Our shares are also currently trading on the Berlin Bremen and Frankfurt Stock Exchanges. However, the trading on these markets was involuntary and not authorized by us. We are not aware of trading information, including any private transactions, for Morgan Beaumont, the card company, prior to the listing on the OTC.

                                    DILUTION.

We are registering 7,125,000 shares for sale by the selling stockholders. We will receive no proceeds from the sale of the selling stockholder's shares and we are not issuing any new shares as part of this offering. Consequently, the sale by the selling stockholders of their shares will not result in any dilution in the purchase price of the stock compared to the net tangible book value per share immediately after the purchase.

                              SELLING STOCKHOLDERS.

We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all stockholders named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the stockholders named below.

This prospectus relates to the offer and sale of 7,125,000 shares of our common stock by the selling stockholders identified below. Except as noted below, none of the selling stockholders is, nor has been during the last three years, affiliates of ours or had a material relationship with us or our predecessor or our affiliates. The selling stockholders will determine when they will sell their shares. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders. The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by each of the selling stockholders:

                                       NUMBER OF SHARES          SHARES OF COMMON               SHARES OF COMMON
                                          OF COMMON                STOCK TO BE                    STOCK TO BE
                                         STOCK BEING            BENEFICIALLY OWNED             BENEFICIALLY OWNED
                                           OFFERED                BEFORE OFFERING              AFTER OFFERING (6)
                                       ----------------     --------------------------      -------------------------
NAME OF SELLING STOCKHOLDER(1)              NUMBER             NUMBER      PERCENTAGE         NUMBER      PERCENTAGE
-----------------------------------    ----------------     --------------------------      -------------------------
Peter A. Massaniso (2)                      375,000            1,250,000       2.6%               0            *

Ponte Vedra Partners (2)                    375,000            1,250,000       2.6%               0            *

Pinnacle Asset Management (2)               250,000            1,250,000       2.6%               0            *

Massaniso & Company, Inc.   (2)             250,000            1,250,000       2.6%               0            *

London Family Trust                       3,000,000            3,000,000       6.4%               0            *

RB & AJ Associated Holdings, Inc.           500,000              550,000       1.2%               0            *

John S. Lemak (3)                           500,000            1,750,000       3.7%               0            *

Sandor Capital Master Fund, L.P.(3)       1,250,000            1,750,000       3.7%               0            *

Ron R. Goldie                               250,000              250,000        *                 0            *

Boyd Family Trust, II (4)                   250,000              250,000        *                 0            *

Alan Stevens (5)                            125,000              458,058        *           360,058            *

----------
* Less than one percent.

(1) Assumes all shares offered are sold

(2) Under common management, ownership or control with others so identified

(3) Under common management, ownership or control with others so identified

(4) Patrick Boyd, our legal counsel is a beneficiary of the Trust and his father an associate of our legal counsel is the Trustee of this Trust. This trust paid cash for its shares. Patrick Boyd has a pre-existing business relationship with our CEO and Chairman Cliff Wildes and Patrick has acted as counsel for other companies with which Cliff Wildes has been involved. The trust has waived its rights to any penalties or payments based upon a delay in the registration of our shares.

(5) Alan Stevens was an original investor in Morgan Beaumont before we merged into a public company. Dr. Stevens has a pre-existing business relationship with Cliff Wildes, our CEO and Chairman.

(6) Assumes sale of all of the shares registered by us in this prospectus.

                              PLAN OF DISTRIBUTION.

This prospectus covers 7,125,000 shares of our common stock. All of the shares offered are being sold by the selling stockholders. We will not realize any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will sell at a price per share based on the prevailing market prices or privately negotiated prices quoted on the Over The Counter Bulletin.

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholder. The term "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

         o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;
         o block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
         o an over-the-counter or exchange distribution in accordance with the rules of the applicable exchange;
         o        in privately negotiated transactions;
         o        in options transactions;
         o settlement of short sales entered into after the date of this prospectus;
         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
         o        a combination of any such methods of sale;
         o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or
         o        any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any selling shareholder who is an affiliates of a broker-dealer may also be deemed an underwriter if the seller did not purchase the shares in the ordinary course of business or at the time of purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities. To our reasonable knowledge none of the selling shareholders in this Prospectus is either a broker-dealer or affiliated with a broker-dealer.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to keep the registration statement of which this prospectus constitutes a part, effective until the earlier of:

         o such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement; or

         o such time as all of the shares held by the selling stockholders may be sold to the public without registration or restriction pursuant to Rule 144(k) of the Securities Act, in the reasonable opinion of counsel to the selling stockholders.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                           DESCRIPTION OF SECURITIES.

The shares registered pursuant to the registration statement, of which this prospectus is a part, are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of our common stock.

We are authorized to issue up to 170,000,000 shares of $.001 par value common stock (47,150,017 shares are outstanding) and 25,000,000 shares of $.001 par value per share blank check preferred stock (none of which are issued).

The holders of common stock, including the shares offered hereby, are entitled to the following:

         o equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore.

The holders of our shares registered in this offering have the following rights:

         o pre-emptive rights to subscribe for sales of our securities within one year;

         o        in the event we offer debt or equity securities in the twelve
                  (12) month period following the Closing Date, Selling Shareholders shall have the right to participate in such offering on the same terms and conditions; provided however, that such participation may be limited or superceded by any investor group, underwriter or placement agent directing in excess of $3,000,000 to us;

         o price-based anti-dilution provisions which allow for an adjustment to the price they paid for their shares if we sell shares for less than $0.20 per share within six months year of the effective date of this Registration Statement; and

         o No other pre-emptive rights or anti-dilutive rights exist with respect to our outstanding securities. Upon liquidation, dissolution or winding up of us, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable.

Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Under Nevada corporate law, holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to our board of directors.

                               REGISTRATION RIGHTS
                               -------------------

As part of our issuance of common stock in our recent private placement of 7,125,000 shares, we agreed to register all of the shares at our expense. If we do not have an effective registration statement related to the shares within 120 days of filing this registration statement, we are required to pay the investors a cash penalty of 1.5% of their invested amount for the first month and 1.5% of the amount for each successive month until the registration statement becomes effective.

There are no restrictions in our Articles of Incorporation or bylaws that restrict us from declaring dividends. The Nevada Revised Statutes, however, prohibits us from declaring dividends where, after giving effect to the distribution of the dividend if:

          A. We would not be able to pay our debts as they become due in the usual course of business; or

          B. Our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared nor paid any cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Our current policy is to retain any earnings in order to finance the expansion of its operations. Our board of directors will determine future declaration and payment of dividends, if any, in light of the then-current conditions they deem relevant and in accordance with the Nevada Revised Statutes.

                                  LEGAL MATTERS
                                  -------------

The validity of the shares offered under this prospectus is being passed upon for us by Boyd & Chang, LLP, Irvine, California.

                                     EXPERTS
                                     -------

Our financial statements as of and for the periods ended September 30, 2004 and December 31, 2003 included or referred to in this prospectus have been audited by Kingery & Crouse, P.A. independent registered public accountants, and are included in this prospectus in reliance on this t firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION
                       -----------------------------------

We filed reports, proxy statements and other documents with the SEC. You may read and copy any document in our file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus about us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site. We will also upon request provide to each person, including beneficial owners, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. This information will be provided upon written or oral request made to us, we will provide this information at no cost to the requester.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.
                ------------------------------------------------

The SEC allows us to "incorporate" into this prospectus information that it files with the SEC in other documents. This means we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

The following documents filed by us with the SEC are incorporated herein by reference:

         o Our annual report on Form 10-KSB as of and for the period ended September 30, 2004, as filed with the SEC on December 29, 2004 and as amended on Form 10KSB/A filed with the SEC on May 23, 2005.

         o Our quarterly reports on Form 10-QSB for the quarter ended December 31, 2004, as filed with the SEC on February 8, 2005 and for the quarter ended March 31, 2005, as filed with the SEC on May 10, 2005.

         o Our Form 14C filed on July 6, 2004 and our reports filed on Form 8-K on September 1, 2004, October 4, 2004, October 12 2004, October 27, 2004, December 7, 2004, January 27, 2005,
                  January 28, 2005, January 31, 2005, February 1, 2005, February 14, 2005, April 27, 2005 May 3, 2005 and May 20, 2005.

         o All other reports we filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since the date of our latest annual report on Form 10-KSB and quarterly report on Form 10-QSB.

                    DOCUMENTS DELIVERED WITH THIS PROSPECTUS
                    ----------------------------------------

This prospectus is accompanied by our most recent Annual Report on Form 10-KSB (which is for our Annual Report for the fiscal year ended September 30, 2004) as amended on Form 10KSB/A filed on May 23, 2005, our most recent two quarterly reports on Form 10-QSB (which are for quarters ended December 31, 2004 and March 31, 2005).

Upon request, we will provide you, at no cost to you, a copy of any or all of the information that has been incorporated by reference in this prospectus. Requests may be made by telephone or by writing to:

Morgan Beaumont, Inc., 3015 31st Street East, Bradenton, Florida 34203,
Attention: Cliff Wildes, Chief Executive Officer; telephone: (941) 753-2875.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              MORGAN BEAUMONT, INC.
                              A Nevada Corporation


                                7,125,000 Shares


                                  Common Stock


                              --------------------
                                   PROSPECTUS
                               -------------------


                              MORGAN BEAUMONT, INC.


                              6015 31st Street East
                               Bradenton, FL 34203
                            Telephone (949) 753-2875


                                  May 23, 2005


Until _________________________________, 2005, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

                  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.

     Securities and Exchange Commission - Registration Fee     $   902
     Printing and Engraving Expenses                           $ 3,000
     Edgarizing Fees                                           $ 2,500
     Accounting Fees and Expenses                              $ 7,500
     Legal Fees and Expenses                                   $15,000
                                                               -------
          Total                                                $28,902
                                                               =======

None of the expenses of the offering will be paid by the selling stockholders.

                 INDEMNIFICATION OF OUR DIRECTORS AND OFFICERS.

Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

Article VI of our bylaws provides that the corporation shall indemnify its directors, officers, and agents to the full extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    EXHIBITS.
                                    ---------

Exhibits included or incorporated by reference herein are set forth in the
Exhibit Index, and are filed as part of this Registration Statement on Form S-2.

                                  UNDERTAKINGS.
                                  -------------

The undersigned hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                       (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                       (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                       (iii) Include any material or changed information with respect to the plan of distribution.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sarasota, Florida, on or as of May 23, 2005.

                                    Morgan Beaumont, Inc.


                                    By: /s/ Clifford Wildes
                                        ----------------------------------------
                                    Clifford Wildes,
                                    Chief Executive Officer and
                                    Treasurer (Principal Executive Officer)


                                    By: /s/ Kenneth Craig
                                        ----------------------------------------
                                    Kenneth Craig, Chief
                                    Operating Officer and Secretary


                                    By: /s/ Theodore Misiewicz
                                        ----------------------------------------
                                    Theodore Misiewicz, Chief Financial Officer
                                    (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


NAME                                       TITLE                       DATE
----                                       -----                       ----

/s/ Benjamin J. Bond                      Director                 May 23, 2005
----------------------------------
Benjamin J. Bond

/s/ Mark Brewer                           Director                 May 23, 2005
----------------------------------
Mark Brewer

/s/ Ted Misiewicz                         Director                 May 23, 2005
----------------------------------
Ted Misiewicz

/s/ Kenneth Craig                         Director                 May 23, 2005
----------------------------------
Kenneth Craig

/s/ Erik Jensen                           Director                 May 23, 2005
----------------------------------
Erik Jensen

/s/ Virgil "Brother" Sandifer             Director                 May 23, 2005
----------------------------------
Virgil "Brother" Sandifer

/s/ Clifford Wildes                       Director                 May 23, 2005
----------------------------------
Clifford Wildes

                        SIGNATURES AND POWER OF ATTORNEY

         We, the undersigned officers and directors of Morgan Beaumont, Inc., hereby severally constitute and appoint Cliff Wildes, Kenneth Craig and Erik Jensen, and each of them acting singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-2 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Morgan Beaumont, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


         SIGNATURE                            TITLE                    DATE
         ---------                            -----                    ----

/s/ Clifford Wildes                Chief Executive Officer          May 23, 2005
------------------------------     and Director
CLIFFORD WILDES                    (Principal Executive Officer)

/s/ Kenneth Craig                  Chief Operating Officer          May 23, 2005
------------------------------     and Secretary
KENNETH CRAIG

/s/ Theodore Misiewicz             Chief Financial Officer          May 23, 2005
------------------------------     (Principal Financial and
THEODORE MISIEWICZ                 Accounting Officer)

/s/ Benjamin J. Bond               Director                         May 23, 2005
------------------------------
BENJAMIN J. BOND

/s/ Mark Brewer                    Director                         May 23, 2005
------------------------------
MARK BREWER

/s/ Erik Jensen                    Director                         May 23, 2005
------------------------------
ERIK JENSEN

/s/ Virgil "Brother" Sandifer      Director                         May 23, 2005
------------------------------
VIRGIL "BROTHER" SANDIFER

                                 EXHIBITS INDEX
                                 --------------

Exhibit
  No.      Description of Exhibit                                       Location
-------    ----------------------                                       --------

  3.1      Articles of Incorporation                                        (1)
  3.2      Current Bylaws                                                   (2)
  3.3      Form of Common Stock Certificate                                 (3)

  5.1      Opinion re Legality of Shares                                    (4)

  8.1      Employment Agreement with Clifford Wildes                        (5)
  8.2      Employment Agreement with Kenneth Craig                          (6)
  8.3      Employment Agreement with Erik Jensen                            (7)
  8.4      Employment Agreement with James Smith III                        (8)
  8.5      Consulting Agreement with Cascade Partners                       (9)
  8.6      Employment Agreement with Larry Jamieson                        (10)
  8.7      Employment Agreement with Angie Gerena                          (11)
  8.8      Employment Agreement with Jason Morlon                          (12)
  8.9      Employment Agreement with Rosie Craig                           (13)
  8.10     Employment Agreement with Michael Rejbeni                       (14)
  8.11     Employment Agreement with Juan Farias                           (15)
  8.12     Employment Agreement with Rod Braido                            (16)
  8.13     Employment Agreement with Theodore Misiewicz                    (17)

  9.1      Amendment to Distribution Agreement with Secure Cash
             Network, Inc.                                                 (18)
  9.2      Agreement with Urban Networks, Inc.                             (19)
  9.3      Agreement with Radiant/ IPrepay, Inc.                           (20)
  9.4      Agreement with Advantage Financial Services                     (21)
  9.5      Agreement with Blackstone POS, Inc.                             (22)
  9.6      Agreement with eChex/ Acosta                                    (23)
  9.7      BIN Sponsor Agreement with First Gulf Bank                      (24)
  9.8      Service Agreement with WildCard                                 (25)
  9.9      Card Program Agreement with MetaBank                            (26)

  10.1     Modified Promissory Note                                        (27)
  10.2     Partial Rescission and Modification Agreement                   (28)
  10.3     Stock Pledge                                                    (29)

  11.1     Securities Purchase Agreement dated November 30, 2004           (30)
  11.2     Registration Rights Agreement dated November 30, 2004           (31)
  11.3     Escrow Agreement dated November 20, 2004                        (32)

  12.1     Consulting Agreement with Scott Christie                        (33)
  12.2     Consulting Agreement with Cascade Partners                      (34)
  12.3     Consulting Agreement with James Christiansen                    (35)
  12.4     Consulting Agreement with Gary Glassman                         (36)
  12.5     Consulting Agreement with DRG&E                                 (37)

  13.1     Funding Agreement by investor group and signed by Paul          (38)
             Marshall on April 30, 2004
  13.2     Promissory Note made by Paul Marshall on April 30, 2004         (39)
  13.3     Distribution Agreement with eChex                               (40)
  13.4     Broker-Client Agreement by and between eChex and Acosta         (41)
  13.5     Loan and Security Agreement with eChex                          (42)
  13.6     Secured Promissory Note with eChex                              (43)
  13.7     Stock Pledge Agreement with eChex                               (44)
  13.8     General Continuing Personal Guaranties of Founders              (45)
  13.9     Addendum to Broker-Client Agreement with eChex and Acosta       (46)
  13.10    Accord, Mutual Release and Non-Disparagement Agreement          (47)

  14.1     Ted Miciewicz Employment Agreement                              (48)
  14.2     Stored Value Card Account Servicing Agreement with
             Cardholder Management Services, LLC                           (49)
  14.3     Settlement of lawsuit with FSI and Transcend                    (50)
  14.4     Merrick Bank Agreement                                          (51)
  14.5     IPP (In Person Payment contract)                                (52)
  14.6     IPrepay Distribution Agreement                                  (53)
  14.7     Transaction Management contract                                 (54)
  14.8     Asset Purchase Agreement with MTEL                              (55)
  14.9     Pillsbury Winthrop Engagement Agreement                         (56)
  14.10    Bentley Commerce Contract                                       (57)
  14.11    MTEL Distribution Agreement                                     (58)
  14.12    SCN Secured Card Network contract                               (59)
  14.13    Urban Networks agreement                                        (60)

  19.1     Definitive Information with Schedule 14C                        (61)

  23.1     Consent of Independent Registered Public Accounting Firm        (62)

  23.2     Consent of Attorney                                             (63)

---------------
(1) Incorporated herein by reference to Exhibit 3.1 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(2) Incorporated herein by reference to Exhibit 3.2 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(3) Incorporated herein by reference to Exhibit 4.1 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(4)         Attached to this report as Exhibit 5.1.
(5) Incorporated herein by reference to Exhibit 9.1 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(6) Incorporated herein by reference to Exhibit 9.2 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(7) Incorporated herein by reference to Exhibit 9.3 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(8) Incorporated herein by reference to Exhibit 9.4 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(9) Incorporated herein by reference to Exhibit 9.5 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(10) Incorporated herein by reference to Exhibit 5.2.1 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(11) Incorporated herein by reference to Exhibit 5.2.2 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(12) Incorporated herein by reference to Exhibit 5.2.3 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(13) Incorporated herein by reference to Exhibit 5.2.4 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(14) Incorporated herein by reference to Exhibit 5.2.5 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(15) Incorporated herein by reference to Exhibit 5.2.6 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(16) Incorporated herein by reference to Exhibit 5.2.7 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(17) Incorporated herein by reference to Exhibit 5.2.8 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(18) Incorporated herein by reference to Exhibit 5.1.1 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(19) Incorporated herein by reference to Exhibit 5.1.2 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(20) Incorporated herein by reference to Exhibit 5.1.3 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(21) Incorporated herein by reference to Exhibit 5.1.4 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).

(22) Incorporated herein by reference to Exhibit 5.1.5 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(23) Incorporated herein by reference to Exhibit 5.1.6 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(24) Incorporated herein by reference to Exhibit 5.4 to our Form 10-QSB filed with the Securities and Exchange Commission on May 9, 2005 (File No. 0-33389).
(25) Incorporated herein by reference to Exhibit 5.5 to our Form 10-QSB filed with the Securities and Exchange Commission on May 9, 2005 (File No. 0-33389).
(26) Incorporated herein by reference to Exhibit 5.6 to our Form 10-QSB filed with the Securities and Exchange Commission on May 9, 2005 (File No. 0-33389).
(27) Incorporated herein by reference to Exhibit 1.1.1 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(28) Incorporated herein by reference to Exhibit 1.1.2 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(29) Incorporated herein by reference to Exhibit 1.1.3 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(30) Incorporated herein by reference to Exhibit 4.1 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(31) Incorporated herein by reference to Exhibit 4.3 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(32) Incorporated herein by reference to Exhibit 4.4 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(33) Incorporated herein by reference to Exhibit 8.1.1 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(34) Incorporated herein by reference to Exhibit 8.1.2 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(35) Incorporated herein by reference to Exhibit 5.1 to our Form 10-QSB filed with the Securities and Exchange Commission on May 9, 2005 (File No. 0-33389).
(36) Incorporated herein by reference to Exhibit 5.2 to our Form 10-QSB filed with the Securities and Exchange Commission on May 9, 2005 (File No. 0-33389).
(37) Incorporated herein by reference to Exhibit 5.3 to our Form 10-QSB filed with the Securities and Exchange Commission on May 9, 2005 (File No. 0-33389).
(38) Incorporated herein by reference to Exhibit 1.1.1 to our Form 8-K filed with the Securities and Exchange Commission on December 4, 2004 (File No. 0-30872).
(39) Incorporated herein by reference to Exhibit 1.1.2 to our Form 8-K filed with the Securities and Exchange Commission on December 4, 2004 (File No. 0-30872).
(40) Incorporated herein by reference to Exhibit 8.1.1. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(41) Incorporated herein by reference to Exhibit 8.1.2. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).

(42) Incorporated herein by reference to Exhibit 8.2.1. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(43) Incorporated herein by reference to Exhibit 8.2.2. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(44) Incorporated herein by reference to Exhibit 8.2.3. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(45) Incorporated herein by reference to Exhibit 8.2.4. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(46) Incorporated herein by reference to Exhibit 8.3.1. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(47) Incorporated herein by reference to Exhibit 8.3.2. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(48)        Attached to this report as Exhibit 14.1.
(49)        Attached to this report as Exhibit 14.2.
(50)        Attached to this report as Exhibit 14.3.
(51)        Attached to this report as Exhibit 14.4.
(52)        Attached to this report as Exhibit 14.5.
(53)        Attached to this report as Exhibit 14.6.
(54)        Attached to this report as Exhibit 14.7.
(55)        Attached to this report as Exhibit 14.8.
(56)        Attached to this report as Exhibit 14.9.
(57)        Attached to this report as Exhibit 14.10.
(58)        Attached to this report as Exhibit 14.11.
(59)        Attached to this report as Exhibit 14.12.
(60)        Attached to this report as Exhibit 14.13.
(61) Incorporated herein by reference to Exhibit 19.1 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(62)        Attached to this report as Exhibit 23.1.
(63)        Attached to this report as Exhibit 23.2.